UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Amendment No. 6

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

The Allied Defense Group, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

019118108
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 019118108	13D/A	Page 2 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 141,500 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 141,500 shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,500 Shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 3 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 223,635 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 223,635 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,635 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP No. 019118108	13D/A	Page 4 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 222,100 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 222,100 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,100 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 5 of Pages 11

1. NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 587,235 shares (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER 587,235 shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,235 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 5)
14. TYPE OF REPORTING PERSON IN

CUSIP No. 019118108	13D/A	Page 6 of Pages 11

1. NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 587,235 shares (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER 587,235 shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,235 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 5)
14. TYPE OF REPORTING PERSON IN

CUSIP No. 019118108	13D/A	Page 7 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7. SOLE VOTING POWER 363,600 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 363,600 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,600 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (See Item 5)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 019118108	13D/A	Page 8 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 223,635 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 223,635 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,635 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP No. 019118108	13D/A	Page 9 of Pages 11

Item 1. Security and Issuer.

This Amendment No. 6 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 23, 2005, and as further amended on January 17, 2006, July 24, 2006, December 13, 2006, December 20, 2006 and June 29, 2007 (the "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus (“Mr. Obus”) and Joshua Landes (“Mr. Landes” and, collectively with Partnership, Partnership-I, Fund, WCM, and Mr. Obus, the "Wynnefield Group") with respect to shares of common stock, $0.10 par value (the “Common Stock”), of The Allied Defense Group, Inc., a Delaware corporation with its principal executive offices located at 8000 Towers Crescent Drive, Vienna, VA 22182 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

CUSIP No. 019118108	13D/A	Page 10 of Pages 11

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

    On August 23, 2010, representatives of the Wynnefield Group contacted several members of the Issuer's Board of Directors to express their objection to the proposed Plan of Dissolution - Proposal 2 to the Issuer's Proxy Statement on Schedule 14A dated July 27, 2010 (the "Proxy Statement") in connection with the Special Meeting of Stockholders scheduled to be held on August 31, 2010 (the "Stockholders Meeting").

Among other things, Wynnefield objected to (i) the Issuer's intention to file a certificate of dissolution immediately following consummation of the proposed sale of all of the Issuer's assets to Chemring Group, PLC (if approved by stockholders at the Stockholders Meeting); (ii) closing the Issuer's stock transfer books upon filing of the certificate of dissolution, thereby preventing any further market transactions in the Issuer's Common Stock; and (iii) the Issuer's intention to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the "34 Act").

After seeking the views of several other of the Issuer's institutional stockholders, the Wynnefield Group advised the Issuer of its intention to vote against the Plan of Dissolution, and that it would encourage other stockholders to do the same, unless the Issuer addressed the stockholders' concerns.

As a result of further discussions between the Wynnefield Group and the Issuer, the Issuer agreed to adjourn the stockholder vote on Proposal 2 - the Plan of Dissolution - for approximately 30 days to on or about September 30, 2010; refrain from filing a certificate of dissolution (in the event Proposal 2 is approved by stockholders) until at least August 31, 2011; and to continue to file all periodic reports with the Securities and Exchange Commission required under the 34 Act.

On August 25, 2010, the Issuer filed a supplement to the  Proxy Statement reflecting these commitments.

The Wynnefield Group appreciates the support it has received from the Company's other institutional stockholders for its efforts to protect the interests of all stockholders.

CUSIP No. 019118108	13D/A	Page 11 of Pages 11

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule is true, complete and correct.

Dated: August 26, 2010

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually